                                                                      Exhibit 12
                                                                      ----------
                                   Conectiv
                                   --------

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)



                                       Twelve Months              Twelve Months Ended December 31,
                                           Ended           ---------------------------------------------
                                       June 30, 1999         1998         1997        1996        1995
                                       -------------       --------     --------    --------    --------
Net income                                  $197,889       $153,201     $101,218    $107,251    $107,546
                                            --------       --------     --------    --------    --------

Income taxes                                 128,696        105,817       72,155      78,340      75,540
                                            --------       --------     --------    --------    --------

Fixed charges:
 Interest on long-term debt                  142,672        133,796       78,350      69,329      65,572
 Other interest                               34,060         26,199       12,835      12,516      10,353
 Preferred stock dividend
  requirements of subsidiaries                19,350         17,871       10,178      10,326       9,942
                                            --------       --------     --------    --------    --------
Total fixed charges                          196,082        177,866      101,363      92,171      85,867
                                            --------       --------     --------    --------    --------

Nonutility capitalized interest               (3,245)        (1,444)        (208)       (311)       (304)
                                            --------       --------     --------    --------    --------

Earnings before income taxes
 and fixed charges                          $519,422       $435,440     $274,528    $277,451    $268,649
                                            ========       ========     ========    ========    ========

Total fixed charges shown above             $196,082       $177,866     $101,363    $ 92,171    $ 85,867
Increase preferred stock dividend
 requirements of subsidiaries to
 a pre-tax amount                              4,340          4,901        3,065       6,025       6,243
                                            --------       --------     --------    --------    --------
Fixed charges for ratio computation         $200,422       $182,767     $104,428    $ 98,196    $ 92,110
                                            ========       ========     ========    ========    ========

Ratio of earnings to fixed charges              2.59           2.38         2.63        2.83        2.92
                                            --------       --------     --------    --------    --------

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, preferred stock dividend requirements of subsidiaries, and interest on leases. Preferred dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.